U.S. Securities and Exchange Commission
                         Washington, DC 20549


                      NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                         STARWOOD PROPERTY TRUST

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2. Name of the person relying on the exemption:

                        CHANGE TO WIN INVESTMENT GROUP

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3.  Address of the person relying on exemption:

              1900 L STREET, NW, SUITE 900, WASHINGTON, DC   20036

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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

                             CTW INVESTMENT GROUP

April 10, 2013

Dear Starwood Property Trust shareholder:

We are writing to urge you to WITHHOLD SUPPORT FROM STARWOOD PROPERTY TRUST
(STWD) DIRECTOR JEFFREY G. DISHNER at the STWD annual meeting of shareholders to be held on May 2nd. In our view, the current STWD Board of Directors is not sufficiently independent. Three current Directors deemed "Independent" by the Board have ties to Starwood Capital, the parent company of STWD's manager, or its CEO & Chairman Barry Sternlicht. As a first step in strengthening the Board's independence, we believe that Mr. Dishner should be replaced with an independent director who has no affiliations with Starwood Capital or its executives.


STWD'S INCREASINGLY RISKY INVESTMENTS REQUIRE A GREATER LEVEL OF OBJECTIVE OVERSIGHT.

STWD is managed by SPT Management (SPT), an affiliate of Starwood Capital. Since its initial public offering in 2009, STWD has incurred nearly $100 million in management fees and expense reimbursement payable to SPT and Starwood Capital./1/ STWD shares offices, expenses and key personnel with Starwood Capital. SPT receives significant base fees and expense reimbursement regardless of STWD's performance, and is entitled to additional incentive compensation based on STWD's core earnings. STWD warned in its initial prospectus and subsequent annual reports that this fee structure could create conflicts of interest:

     The incentive fee payable to our Manager under the management agreement is payable quarterly and is based on our core earnings and therefore, may cause our manager to select investments in more risky assets to increase its incentive compensation.

STWD has, in fact, begun investing in riskier assets and entering new lines of business. Since 2010, the value of STWD's portfolio has quadrupled, making it the largest commercial mortgage REIT in the United States./2/ However, the current portfolio of mortgage-backed securities (MBS) looks strikingly different than it did in 2009. That year, 90% of CMBS held by STWD were investment grade./3/ The chart below illustrates STWD's dramatic shift toward unrated and below investment grade MBS. STWD's MBS portfolio has tripled in size since 2009, and it now makes up more than one-fifth of STWD's total investments./4/ Today, less than 1% of STWD's MBS are rated investment grade./5/

                            [GRAPH APPEARS HERE]

                       S&P RATINGS OF MBS HELD BY STWD

                           2009	         2010         2011         2012

Investment Grade       $222,302,000  $223,406,000 $ 20,595,000      $131,000
Below Investment Grade $ 23,594,000  $174,274,000 $142,081,000  $433,368,536
Not Rated              $-            $-           $179,058,000  $429,087,464
Total                  $245,896,000  $397,680,000 $341,734,000  $862,587,000

(amounts in thousands)



A closer look at STWD's portfolio of loans reveals a similar trend. STWD classifies loans held in its portfolio on a scale from 1 to 5, with "1" indicating the lowest level of risk, and "5" the highest. This year, STWD holds $56 million less in loans rated "2", the lowest risk of its holdings, than it did last year. It also holds nearly $600 million more in loans rated "3" and "4", carrying higher default risk. Also, for the first time,

__________________________________



/1/ $98,563,000.00 incurred in base management fees, incentive fees, and expense reimbursement since 2009. Calculated from STWD 10K 2009-012.
/2/ Portfolio size Q1 2010 was $1.024billion; portfolio size Q4 2012 was $4.085billion. Sources: Starwood Quarterly Report for period ending 3/31/10 and Starwood Annual Report for period ending 12/31/12.
/3/ 82.4% of CMBS portfolio carried AAA S&P ratings. 2009 10K.
/4/ Carry value for MBS at end of 2012 was $862,587,000. STWD 10K 2012,
p. 5. Carry value for MBS at end of 2009 was $249,457,000.
/5/ 2012 10K : p.5; p. 77-8.

     1900 L Street, NW, Suite 900  Washington, DC   20036 - 202-721-6060
                         www.ctwinvestmentgroup.com
this year the REIT now holds loans rated "5," the highest risk rating possible./6/

Even as STWD has invested in holdings with greater default risk, the company has also been pursuing new areas of business. These new ventures include the acquisition of LNR, a special servicing company, expansion into European debt markets and investments in single family residential units./7/ According to figures disclosed in STWD's most recent annual report, these three areas now make up approximately one third of STWD's total investment portfolio.

STARWOOD PROPERTY TRUST SHOULD MAINTAIN A TWO-THIRDS INDEPENDENT BOARD OF DIRECTORS.

Independent board oversight is widely recognized as critical in promoting effective corporate governance, financial reporting, risk management and compensation. The listing standards of the New York Stock Exchange ("NYSE"), on which STWD's stock is traded, require that listed companies (with the exception of "controlled" companies) have majority-independent boards and fully independent key board committees. Rules of the Securities and Exchange Commission mandate that public companies disclose to shareholders the role their boards play in oversight of risk management, as well as information about director independence and board leadership.

Investors have endorsed more stringent standards for board independence. For example, the Core Policies of the Council of Institutional Investors, whose investor members have over $3 trillion in assets under management, recommend that "At least two-thirds of the directors should be independent."/8/ The California Public Employees' Retirement System's governance principles state that "Boards should strive to obtain board composition made up of a substantial majority of independent directors."/9/ STWD's board independence compares poorly to its peers:

 - Of 38 peers STWD is one of nine companies whose boards are less than two-thirds independent./10/

 - Of that same group STWD is one of the five companies with the lowest proportion of independent board members. Of the 24 companies that Institutional Shareholder Services considers STWD peers, only three other boards have equally low proportions of independent directors./11/

 - Of the 12 peer companies that STWD uses in evaluating executive compensation, it is tied with Franklin Street Properties as having the lowest proportion of independent directors./12/

_____________________________________

/6/ Starwood Annual Report for period ending 12/31/12.
/7/ Less than a year after making significant investments in single family residential, STWD is now considering separating its residential REO properties and non-performing residential loans into a portfolio held by a stand-alone entity. 8K April 8 2013.
/8/ Core Policies, section 2.3 (updated Oct. 5, 2012) (available at http:// www.cii.org/corp_gov_policies#BOD)
/9/  Global Principles of Accountable Corporate Governance, at 8 (updated
Nov. 14, 2012) (available at http://www.calpers-governance.org/docs-sof/ principles/2011-11-14-global-principles-of-accountable-corp-gov.pdf)
/10/ Peer companies included 24 companies identified by ISS (listed below), 12 identified by Starwood for executive compensation comparison (listed below), and three peer mortgage REITs: Annaly Capital Management, MFA Financial, and Two Harbors Investment Corp. All data reflects the issuing of the 2012 proxies.
/11/ Peer companies identified by ISS are American Campus Communities, Inc., DCT Industrial Trust Inc., DiamondRock Hospitality Company, DuPont Fabros Technology, Inc., Dynex Capital, Inc., Entertainment Properties Trust, Extra Space Storage Inc., FelCor Lodging Trust Incorporated, First Industrial
Realty Trust, Inc., Healthcare Realty Trust Incorporated, Highwoods Properties, Inc., LaSalle Hotel Properties, Lexington Realty Trust, Mid-America Apartment Communities, Inc., National Retail Properties, Inc., Omega Healthcare Investors, Inc., Parkway Properties, Inc., Pennsylvania Real Estate Investment Trust, Post Properties, Inc., Rayonier Inc., Resource Capital Corp., Strategic Hotels & Resorts, Inc., Taubman Centers, Inc., and Washington Real Estate Investment Trust.
/12/ Peer companies identified by Starwood for executive compensation comparison are American Capital, Ltd., Anworth Mortgage Asset Corporation, CapLease, Inc., Capstead Mortgage Corporation, CreXus Investment Corporation, Franklin Street Properties Corp., Hatteras Financial Corp., iStar

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______________________________________________________________________________

         This is not a solicitation of authority to vote your proxy. Do not send us your proxy card as it will not be accepted.

In other sectors, some companies have already formalized higher standards in their corporate governance guidelines. For instance, Safeway Inc.'s director independence standards provide that "it is the policy of the Board of Directors of Safeway Inc. that at least two-thirds of the members of the Board be independent of the Company's management."/13/ Given the issues discussed above, we believe that greater board independence would serve STWD shareholders' interests.

THREE DIRECTORS HAVE AFFILIATIONS THAT COULD COMPROMISE THEIR INDEPENDENCE.

In our view, as STWD's risk is increasing and the company is entering new lines of business, a strong and independent board would most effectively oversee the company's strategic choices and relationship with the manager.

Three current directors deemed independent by STWD have relationships with Starwood Capital or its Chairman & CEO Barry Sternlicht that could undermine their ability to serve as effective monitors of the STWD/Starwood Capital relationship:

 * Jeffrey DiModica directs MBS sales and strategy for the Americas at Royal Bank of Scotland (RBS). STWD has acknowledged some potential for conflicts of interest given Mr. DiModica's role at RBS, and has adopted a policy that limits transactions with RBS to the greater of $1 million or 2% of the RBS's consolidated gross revenues. In our view, this threshold does not provide much protection against conflicts, as RBS is one of the largest companies in the world and two percent of gross revenues for RBS amounts to nearly $500 million. More importantly, this threshold does not appear to apply to Starwood Capital./14/ Mr. DiModica therefore is in a position to be evaluating decisions made by Starwood Capital for STWD, while conducting business with Starwood Capital at RBS.

 * Camille Douglas is a senior advisor for the LeFrak Organization. Affiliates of the LeFrak Organization joined with Starwood Capital in 2009 to purchase a $4.5 billlion portfolio of assets of the failed Corus Bank. The joint venture still operates today as ST Residential. Although we do not know whether she advises LeFrak on matters related to ST Residential, we believe the financial ties between the REIT's manager and Ms. Douglas' primary corporate affiliation call into question her ability to exercise independent judgment on issues related to Starwood Capital.

 * Strauss Zelnick is the founder of private equity firm ZelnickMedia. CEO & Chairman Barry Sternlicht serves on an advisory board for ZM Capital an affiliate of ZelnickMedia. Sternlicht's investment in a ZelnickMedia fund was disclosed once in 2010. Mr. Zelnick serves as the Chair of the Audit and Nominating and Governance Committees; he also sits on the Investment and Compensation Committees. We are also concerned that Mr. Zelnick may be overburdened with service on all four of STWD's Board committees, as well as many other directorships.

STWD appears to be in compliance with the NYSE's listing standards and STWD's own Corporate Governance Guidelines. In our view, however, the NYSE's definition of independence does not capture all potentially
_______________________________________

Financial Inc., , NorthStar Realty Finance Corp., PennyMac Mortgage Investment Trust, Redwood Trust, Inc., and Resource Capital Corporation (also in ISS group).
/13/ Director Independence Standards, Safeway Inc., at 1 (available at http:// media.corporate-ir.net/media_files/IROL/64/64607/Director_Independence_
Standards12_08.pdf))
/14/ In fact, Starwood Capital bid on a $1.5 billion RBS loan book in 2011, see Starwood Capital Group," EuroProperty Magazine. Oct 17, 2011.

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______________________________________________________________________________

         This is not a solicitation of authority to vote your proxy. Do not send us your proxy card as it will not be accepted.

problematic relationships a director may have. Here, we believe that an assessment of STWD director independence should include an analysis of directors' relationships with Starwood Capital and its executives. Starwood Capital dominates the REIT and executives of Starwood Capital direct STWD's strategy, operations and daily functioning. While this arrangement may provide a competitive advantage to STWD, it should be carefully overseen by an independent board of directors, because the interests of Starwood Capital may not always be aligned with those of STWD shareholders.

To achieve a STWD Board that is two-thirds independent, only one insider needs to be replaced with an additional independent director. While Jeffrey Dishner has many years of experience in commercial real estate, the Board should be able to access his expertise given his position as an executive of the company. It is our view that the presence of STWD's Chairman & CEO, as well as its President on the Board of Directors should be sufficient to represent the perspective of management. We believe that shareholders will benefit from added independence and that Mr. Dishner should be replaced with a director that has no affiliations with STWD or Starwood Capital. We er Board independence. If you would like to discuss our concerns directly with us, please contact us at (202) 721-6060.

Sincerely,

/s/

Richard Clayton
Research Director, CtW Investment Group




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______________________________________________________________________________

         This is not a solicitation of authority to vote your proxy. Do not send us your proxy card as it will not be accepted.